SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO §240.13d-a AND AMENDMENTS THERETO

FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 1)*

Emmis Communications Corporation

(Name of Issuer)

6.25% Series A Convertible Preferred Stock, $0.01 par value per share

Class A Common Stock, $0.01 par value per share

(Title of class of securities)

291525202

291525103

(CUSIP number(s))

Kevan A. Fight

6787 Walter Waite Court North,

Brecksville, Cleveland, Ohio 44141,

(440) 546-0280

(Name, address and telephone number of person authorized to receive notices and communications)

December 12, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 6 pages)

CUSIP No. 291525103	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS: Kevan A. Fight
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 51,000 Preferred 124,440 Common(1)
	8	SHARED VOTING POWER: 6,750 Preferred 16,470 Common(1)
	9	SOLE DISPOSITIVE POWER: 51,000 Preferred 124,440 Common (1)
	10	SHARED DISPOSITIVE POWER: 6,750 Preferred 16,470 Common(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 57,750 Preferred 140,910 Common(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.21% Preferred(3) .42% Common(1)
14	TYPE OF REPORTING PERSON: IN

(1)

Reporting Person beneficially owns 57,750 shares of 6.25% Series A Cumulative Convertible Preferred Stock, which are convertible as of the date of this Schedule 13D into 140,910 shares of Class A Common Stock. The calculation of percentage ownership is based on 33,503,666 shares of Class A Common Stock outstanding as of December 1, 2011 as reported in Schedule TO-1/A filed by the Company on December 12, 2011, plus 140,910 shares of Class A Common Stock that would be issued upon conversion of the 57,750 shares of 6.25% Series A Preferred Stock, $0.01 par value, of the Company held by the Reporting Person.

(2)	The Preferred Shares included in row (11) exclude the Preferred Shares held by the other parties to the Lock-Up Agreement described in Item 4 and attached as an Exhibit hereto. The Aggregate Preferred Shares held by the parties to the Lock-Up Agreement as of the date of this filing is 784,860, which represents 30.04% of the outstanding Preferred Shares.

(3)	Based on 2,612,420 shares of Preferred Stock outstanding as of December 1, 2011 as disclosed in Schedule TO-1/A filed by the Company on December 12, 2011.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”) of Emmis Communications Corporation, an Indiana corporation (the “Company”). The address of the executive offices of the Company is One Emmis Plaza, 40 Monument Circle, Suite 700, Indianapolis, Indiana 46204.

Item 2.	Identity and Background.

(a)-(f) This Schedule 13D is being filed by Kevan A. Fight (the “Reporting Person”). Mr. Fight, a citizen of the United States of America, has a business address of 6787 Walter Waite Court North, Brecksville, Ohio 44141. The principal business of the Reporting Person is the managing partner of Double Diamond Partners, L.L.C., a private investment company.

During the past five years, the Reporting Person has not been: (i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person expended $300,521 of his personal funds to purchase the 51,000 shares of 6.25% Series A Cumulative Convertible Preferred Stock (the “Preferred Stock”) owned directly by the Reporting Person, which Preferred Stock is convertible into Class A Common Stock. In addition, the Reporting Person has the right to vote 6,750 shares of Preferred Stock held by certain family members or one other individual related to the Reporting Person.

Item 4.	Purpose of Transaction.

On December 1, 2011, Emmis launched a modified “Dutch auction” tender offer to purchase up to $6,000,000 in value of Preferred Shares at a price per share not less than $12.50 and not greater than $15.56 (the “Tender Offer”). The Tender Offer is currently scheduled to expire at 5:00 p.m., New York City time, on December 30, 2011, unless extended. Depending on the final purchase price of the offer, if the offer is fully subscribed, Emmis could purchase between 385,604 and 480,000 Preferred Shares representing approximately 14.8% to 18.4% of the issued and outstanding Preferred Shares as of December 1, 2011. Prior to commencement of the Tender Offer, Emmis entered into securities purchase agreements structured as “total return swaps” (the “Purchase Agreements”) with holders of Preferred Shares representing a total of 1,484,679 Preferred Shares (the “Purchased Shares”). Under the terms of the Purchase Agreements, the Purchased Shares remain outstanding and eligible to be voted, and Emmis obtains the authority to direct the voting of the Purchased Shares.

Furthermore, as disclosed in the Offer to Purchase filed by Emmis on December 1, 2011, if Emmis is able to obtain the ability to direct the vote of at least 66 2/3% of the issued and outstanding Preferred Shares following the completion of the Tender Offer, Emmis may elect to, among other things, amend or eliminate various rights of the Preferred Shares, including but not limited to: (i) reducing or eliminating the liquidation preference of the Preferred Shares, (ii) removing the ability of the holders of Preferred Shares to require Emmis to repurchase all or any portion of such holders’ Preferred Shares upon a change of control or certain going-private transactions, (iii) removing Emmis’ obligation to pay to holders of Preferred Shares the amount of dividends in respect of their Preferred Shares that are currently accrued and unpaid, (iv) changing the designation of the Preferred Shares from “Cumulative” to “Non-Cumulative” such that dividends or distributions on the Preferred Shares shall cease to accrue, (v) eliminating the rights of the holders of Preferred Shares to nominate directors to Emmis’ Board of Directors as a result of arrearages in dividends, and (vi) eliminating the restrictions on Emmis’ ability to pay dividends or make distributions on its Common Shares prior to paying accrued and unpaid dividends or distributions on Preferred Shares. If the above-described amendments are made, the market value of the Preferred Shares remaining outstanding will be materially and adversely affected, and Emmis may engage in various actions that are currently prohibited or limited by the various terms and provisions of the Preferred Shares.

On December 12, 2011 Zazove Associates, LLC, Corre Opportunities Fund, L.P., Kevan A. Fight and DJD Group, LLLP (collectively, the “Locked-Up Holders”) entered into a written lock-up agreement (the “Lock-Up Agreement”) pursuant to which, among other things, each of them agreed, subject to certain exceptions, not to sell, assign, transfer, hypothecate or otherwise dispose of, directly or indirectly, including, without limitation, by any “total return swap” arrangement or derivative transaction, or any other agreement, arrangement or understanding which could cause the ability to direct the vote of the Preferred Shares to be transferred or otherwise restricted, (i) any Preferred Shares or (ii) any option, interest in or right to acquire any Preferred Shares, in either case absent the prior written consent of at least two Locked-Up Holders that hold at least two thirds of the Preferred Shares subject to the Lock-Up Agreement and unless the transferee thereof agrees in writing to be bound by the terms of the Lock-Up Agreement by executing and delivering a joinder to all Locked-Up Holders.

The description of the Lock-Up Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a copy of which is filed herewith as an Exhibit and is hereby incorporated herein by reference.

The Reporting Person acquired and continues to hold the Preferred Stock reported herein for investment purposes. The Reporting Person may from time to time engage the Company, its representatives or other relevant parties in discussions regarding the Tender Offer, and other related matters relevant to the Reporting Person’s investment in the Company, and may discuss with such parties alternatives to such Exchange Offer and Proposed Amendments. Depending on market conditions and other factors that the Reporting Person may deem material to his investment decisions, the Reporting Person may sell all or a portion of his shares, or may purchase additional securities of the Company, on the open market or in a private transaction, in each case as permitted by the Lock-up Agreement. Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D, the Reporting Person beneficially owns an aggregate of 57,750 shares of Preferred Stock, which are convertible into an aggregate of 140,910 shares of Class A Common Stock. Such shares of Class A Common Stock represent approximately .42% of the shares of Class A Common Stock outstanding. The foregoing percentage is based on 33,503,666 shares of Class A Common Stock outstanding as of December 12, 2011, as disclosed in the Company’s TO-1/A filed with the SEC on December 12, 2011, plus 140,910 shares of Class A Common Stock that would be issued upon conversion of the 57,750 shares of 6.25% Series A Preferred Stock, $0.01 par value, of the Company beneficially held by the Reporting Person. The shares of Preferred Stock beneficially owned by the Reporting Peron represent approximately 2.21% of the 2,612,420 shares of Preferred Stock outstanding as of December 1, 2011 as reported on the Company’s TO-1/A filed with the SEC on December 12, 2011.

(b) The Reporting Person has sole voting and dispositive power with regard to 51,000 shares of Preferred Stock that he holds and shared voting and dispositive power with respect to the 6,750 shares that he is deemed to beneficially own.

(c) During the past sixty days, the Reporting Person has not affected any transaction in the Preferred Stock or Class A Common Stock of the Company other than the granting of a proxy to vote the 6,750 shares of Preferred Stock held by family members and one other individual related to the Reporting Person, which proxy was granted on December 20, 2011.

(d) Other than the 6,750 shares of Preferred Stock held by family members and other individuals affiliated with the Reporting Person, no person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Preferred Stock or Class A Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Other than the Lock-Up Agreement and the proxy to vote 6,750 shares owned by related persons, the Reporting Person has no contracts, arrangements, understandings or relationship (legal or otherwise) with respect to any securities of the Company. The Lock-Up Agreement dated as of July 9, 2010 reported in the Reporting Person’s original filing terminated by its terms on September 30, 2010.

By virtue of the relationship between and among the Reporting Person, as described in Item 4, the Reporting Person may be deemed a “group” under the Federal Securities Laws. Except as otherwise set forth in this Schedule 13D, the Reporting Person expressly disclaims beneficial ownership of any of the shares of Preferred Stock or Common Stock and the filing of this Schedule 13D shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provisions of the Exchange Act or the rules promulgated thereunder, or for any other purpose, that the Reporting Person is a beneficial owner of any such shares disclosed in Item 4.

Item 7.	Materials to be Filed as Exhibits.

1. Lock-Up Agreement, dated as of December 12, 2011, by and among Kevan A. Fight and the other parties signatory thereto.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2011

By:	/s/ Kevan A. Fight
Kevan A. Fight